Mail Stop 6010

        March 30, 2006

Mr. D. Scott Olivet
Chief Executive Officer
Oakley, Inc.
One Icon
Foothill Ranch, CA 92610

        Re: Oakley, Inc.
Form 10-K for the Year Ended December 31, 2004
Forms 10-Q for the Quarters Ended March 31, 2005, June 30, 2005
and
September 30, 2005
   File No. 001-13848

Dear Mr. Olivet:

        We have completed our review of your Form 10-K and related
filings and do not, at this time, have any further comments.

        Sincerely,

        Martin F. James
        Senior Assistant Chief
Accountant